SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of June, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No _X_

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________





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Materials Contained in this Report:


I. English translations of 1) the Japanese - language Notice of Convocation of FY 2008 Ordinary General Shareholders' Meeting, and 2) the Japanese
        - language Business Report for the period from April 1, 2007 to March 31, 2008, each as distributed to the shareholders on June 3, 2008.

II. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2008.

III. English translation of the Japanese - language Notice of Resolutions Adopted at FY 2008 Ordinary General Shareholders' Meeting on June 24, 2008.

IV. Executive Summary of the Japanese - language Securities Report submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 25, 2008.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Toyota Motor Corporation



                                            By:    /s/  Takuo Sasaki
                                                -------------------------------
                                                Name:   Takuo Sasaki
                                                Title:  General Manager of
                                                        Accounting Division


Date:  June 25, 2008